Mail Stop 4561

August 12, 2008

VIA U.S. MAIL AND FAX (703)543-0633
Mr. Bruce A. Riggins
Chief Financial Officer
Interstate Hotels & Resorts, Inc.
4501 North Fairfax Drive
Suite 500
Arlington, VA 22203

Re: Interstate Hotels & Resorts, Inc.
       File No. 001-14331
       Form 10-K for Fiscal Year Ended
       December 31, 2007
       Form 10-Q for the Quarterly Period Ended
       March 31, 2008
       Definitive Proxy on Schedule 14A

Dear Mr. Riggins:

        We have reviewed your response letter dated July 31, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Notes to financial statements

12. Acquisitions and Dispositions, page 75

1.   We have considered your response to our prior comment 1. Given that all of the properties referenced in your response were acquired from affiliates of The Blackstone Group, explain to us how you were able to determine that they were not under common management or common control.

        Please respond to the comment included in this letter within ten business days. Please submit your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

                                Sincerely,

                                Kevin Woody
                                Accounting Branch Chief